FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of December 2003
                       Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F. X      Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

The energy company CEZ submitted the "Documents on Qualification" to the Privatization Agency of the Bulgarian Republic (PA) on 15 December 2003.

The Documentation of Qualification is one of the first steps in the privatization of the Bulgarian regional distribution companies, wherein the party interested in privatization of the Bulgarian distribution firms meets all criteria set by the PA.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        CEZ, a. s.

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                                                       (Registrant)

Date:  December 15, 2003


                                                By:  /s/ Libuse Latalova
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                                                        Libuse Latalova
                                                 Head of Finance Administration